SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Top Deer Wind Ventures LLC
1209 Orange St.
Wilmington, Delaware 19801

This certificate is notice that Top Deer Wind Ventures, LLC, a Delaware limited liability company ("TDWV"), has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of security or securities: Membership Interest
2.	Issue, renewal or guaranty: Issue.
3.

Principal amount of the security:
1% Membership Interest to Entergy Power Gas Operations Corporation; 49% Membership Interest to EWO Wind II, LLC; and 50% Membership Interest to Shell Wind Energy, Inc. (a non-affiliate company) for combined consideration of $5,474,000.

4.	Rate of interest per annum of each security: Not Applicable
5.	Date of issue, renewal or guaranty of each security: July 1, 2004.
6.	If renewal of security, give date of original issue: Not Applicable
7.	Date of maturity of each security: Not Applicable
8.	Name of the person to whom each security was issued, renewed or guaranteed: Entergy Power Gas Operations Corporation; EWO Wind II, LLC; Shell Wind Energy (a non-affiliate company).
9.	Collateral given with each security, if any: None
10.

Consideration received for each security:
1% Membership Interest to Entergy Power Gas Operations Corporation; 49% Membership Interest to EWO Wind II, LLC; and 50% Membership Interest to Shell Wind Energy, Inc. (a non-affiliate company) for combined consideration of $5,474,000

11.

Application of proceeds of each security:
To be used by TDWV for any lawful business purposes, including to meet its expenses, or to make loans, equity investments or distributions to affiliated businesses.

12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6 (a) because of:

a.   the provisions contained in the first sentence
      of Section 6 (b):
b.   the provisions contained in the fourth sentence
      of Section 6 (b):
c.   the provisions contained in any rule of the
      Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6 (a) by virtue of the first sentence of Section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount of par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6 (a) because of the fourth sentence of Section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6 (a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

Top Deer Wind Ventures LLC BY: /s/ Gerritt Ewing________
Gerritt Ewing Vice President--Finance

Date: April 28, 2005